                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 20)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  AMEDEO NODARI
                               BANCA INTESA S.P.A.
                              PIAZZA DELLA SCALA 6
                               MILAN 20121, ITALY
                               011 39 02 87941852
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                        DECEMBER 7 AND DECEMBER 22, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 5
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    ------------------------------------------------ -------------------------------------------------------

           1                NAME OF REPORTING PERSON                         BANCA iNTESA S.P.A.
                            I.R.S. IDENTIFICATION NO. OF ABOVE               Not Applicable
                            PERSON
------------------------    -------------------------------------------------------------------------------- -----------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)     [X]
                                                                                                             (b)     [ ]
------------------------    -------------------------------------------------------------------------------- -----------------------
           3                SEC USE ONLY
------------------------    ----------------------------------------------------------------- --------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    ----------------------------------------------------------------- --------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
------------------------    ------------------------------------------------------------------ -------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Republic of Italy
------------------------    -------------------     ------------------------------------------ -------------------------------------
                                    7               SOLE VOTING POWER:                                      61,947,112
       NUMBER OF
         SHARES             -------------------     ------------------------------------------ -------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                  1,751,765,823
        OWNED BY                                                                                           (See Item 5)
          EACH              -------------------     ------------------------------------------ -------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                 60,567,814
      PERSON WITH
                            -------------------     ------------------------------------------ -------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             1,751,765,823
                                                                                                           (See Item 5)
------------------------    ------------------------------------------------------------------ -------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      1,813,712,935
                                                                                                           (See Item 5)
------------------------    ------------------------------------------------------------------ -------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]

------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       16.88%
                                                                                                                   (See Item 5)
------------------------    ------------------------------------------------------ -------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO

            This Amendment No. 20 amends the Statement on Schedule 13D, dated
October 19, 2001, as amended (as previously amended, the "Statement on Schedule
13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the
Statement on Schedule 13D.

            Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A.
("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the
Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the
Securities Exchange Act of 1934, as amended.

ITEM 4.  PURPOSE OF TRANSACTION

            On December 7, 2004, Olimpia issued a press release which reports that its Board of Directors has proposed that an extraordinary session of a
General Meeting of Shareholders of Olimpia approve an increase in share capital of up to 2 billion euro through the issuance of Olimpia shares at a subscription price of 1 euro per share. All of the proceeds from the proposed capital increase are intended to be used to purchase Telecom Italia Shares. It is expected that the proposed acquisition of such Telecom Italia Shares will offset the dilutive effect on Olimpia's proportional ownership interest in Telecom
Italia of the proposed merger of Telecom Italia and Telecom Italia Mobile S.p.A.
announced by Telecom Italia on December 7, 2004. On December 7, 2004, Pirelli
issued a press release which reports that Pirelli has committed to Olimpia that it will purchase any Olimpia Shares that are offered to, but which have not been subscribed for by, each of Intesa and UniCredito in connection with the proposed capital increase. In addition, Pirelli and Hopa have committed to Olimpia that they will purchase any Olimpia Shares that are offered to, but not subscribed for by, Edizione Finance. On December 22, 2004, Olimpia issued a press release which reports that a General Meeting of Shareholders of Olimpia held on that date approved the capital increase. A copy of each of the press releases issued by Olimpia on December 7, 2004 and December 22, 2004 and the press release issued by Pirelli on December 7, 2004 is filed as an Exhibit to Amendment No.32 to Pirelli's Schedule 13D, dated December 24, 2004, filed as Exhibits 46, 47 and
48, respectively, to this Schedule 13D and are each incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Description

46.            Press release of Olimpia, dated as of December 7, 2004
               (incorporated by reference to Exhibit 65 to the Schedule 13D, dated December 24, 2004, filed with the Securities and Exchange
               Commission by Pirelli S.p.A.)

47.            Press release of Olimpia, dated as of December 22, 2004
               (incorporated by reference to Exhibit 66 to the Schedule 13D, dated December 24, 2004, filed with the Securities and Exchange
               Commission by Pirelli S.p.A.)

48.            Press release of Pirelli S.p.A., dated as of December 7, 2004
               (incorporated by reference to Exhibit 67 to the Schedule 13D, dated December 24, 2004, filed with the Securities and Exchange
               Commission by Pirelli S.p.A.)

                            [SIGNATURE ON NEXT PAGE]

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2005

                                       BANCA INTESA S.p.A.

                                   By: /s/ Amedeo Nodari
                                       ------------------------------------
                                       Name: Amedeo Nodari
                                       Title: Head of Institutional Investments

                                   By: /s/ Marco Cerrina Feroni
                                       ------------------------------------
                                       Name:  Marco Cerrina Feroni
                                       Title: Head of Merchant Banking